UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

THERMAGE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88343R 10 1

(CUSIP Number)

Andrew H. Galligan
Chief Financial Officer
Reliant Technologies, Inc.
464 Ellis Street
Mountain View, CA 94043
(650) 605 - 2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88343R 10 1

1.	Names of Reporting Persons Reliant Technologies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,129,599 shares of common stock (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,129,599 shares of common stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.0% of common stock (2)

14.	Type of Reporting Person (See Instructions) CO

(1)          Comprised of 9,129,599 shares of common stock of Thermage, Inc., owned by certain Thermage stockholders, which may be deemed to be beneficially owned by Reliant Technologies, Inc. pursuant to the voting agreement described in Item 4 below. The filing of this statement on Schedule 13D shall not be construed as an admission that Reliant Technologies, Inc. is, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the common stock referred to herein, and such beneficial ownership is expressly disclaimed.

(2)          Based on 24,057,202 shares outstanding on June 30, 2008 as represented by Thermage in the Merger Agreement (as defined herein).

Item 1.	Security and Issuer

This statement relates to common stock, par value $0.001, of Thermage, Inc. (“Thermage”).  The principal executive offices of Thermage are located at 25881 Industrial Boulevard, Hayward, California 94545.

Item 2.	Identity and Background

(a) - (c)   The name of the corporation filing this statement is Reliant Technologies, Inc. (“Reliant”), a Delaware corporation.  Reliant’s principal office is located at 464 Ellis Street, Mountain View, CA 94043.  Reliant is a medical device company that designs, develops and markets non-surgical therapies for the treatment of various skin conditions under the Fraxel brand.

(d) - (e)   During the last five years, neither Reliant, nor to the knowledge of Reliant, any person named on Schedule A attached hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To Reliant’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name and principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Reliant as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

On July 7, 2008 Reliant, Thermage, Relay Acquisition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Thermage (“Merger Sub II”), and with respect to Articles VIII and X only, Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent (the “Merger Agreement”) entered into an Agreement and Plan of Merger and Reorganization pursuant to which, and subject to the conditions set forth therein, Relay Merger Corp., a Delaware corporation and wholly owned subsidiary of Thermage (“Merger Sub I”) will merge with and into Reliant, and then Reliant, as the surviving corporation, will merge with and into Merger Sub II, with Merger Sub II being the ultimate surviving entity and continuing as a wholly-owned subsidiary of Thermage (the “Merger”).

In order to induce Reliant to enter into the Merger Agreement and to facilitate the consummation of the Merger, certain directors, executive officers and stockholders of Thermage have entered into voting agreements with Reliant (the “Voting Agreements”) as described in Items 4 and 5 of this Schedule 13D.  No other consideration was paid in exchange for such stockholders entering into the voting agreements.

Item 4.	Purpose of Transaction

(a) - (b) The Merger Agreement provides for the acquisition by Merger Sub II of all of the outstanding common stock of Reliant through a merger of Merger Sub I with and into Reliant and then a merger of Reliant with and into Merger Sub II, a wholly-owned subsidiary of Thermage.  The obligations of Thermage and Reliant to complete the Merger are subject to a number of conditions set forth in the Merger Agreement.

In order to induce Reliant to enter into the Merger Agreement, certain of Thermage’s directors, executive officers and stockholders collectively owning 9,129,599 of the outstanding shares of Thermage common stock (the “Voting Shares”) have entered into voting agreements with Reliant pursuant to which they have agreed, in their respective capacities as stockholders of Thermage, to vote all of the shares of Thermage common stock beneficially owned by them, as well as any additional shares of Thermage common stock which they may acquire (pursuant to Thermage stock options or otherwise) in favor of the Merger and certain related matters (the “Voting Agreements”).

Under the terms of the Voting Agreements, each of the stockholders party to the Voting Agreement agreed to vote, and irrevocably appointed Reliant as its proxy to vote, all outstanding Shares held by such stockholder as of the record date: (1) in favor of approval of the issuance of shares of Thermage common stock to be issued in the Merger, (2) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and (3) against (other than those actions that relate to the Merger and the transaction contemplated by the Merger Agreement) (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Thermage with any party, (ii) a sale, lease or transfer of a material amount of Thermage’s assets, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of Thermage, or (iv) any material change in the capitalization of Thermage or the corporate structure of Thermage.

The following directors, executive officers and stockholders of Thermage have entered into Voting Agreements with Reliant:  Stephen J. Fanning; Harold L. Covert; Edward W. Knowlton, M.D.; Cathy L. McCarthy; Marti Morfitt; Mark Sieczkarek; John F. Glenn; Clint Carnell; William Brodie, H. Daniel Ferrari, Douglas W. Heigel, Cherry Hu, Sherree L. Lucas, Dragan D. Nebrigic, Sharon Thompson, Gary L. Wilson; entities affiliated with Essex Woodlands Health; entities affiliated with Technology Partners; entities affiliated with Morgenthaler Partners; entities affiliated with Draper Fisher Jurvetson ePlanet Ventures L.P.; and entities affiliated with Institutional Venture Partners.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is a summary and does not purport to be complete.  Reference is made to the full text of the Merger Agreement, which is filed as exhibit 2.1 to Thermage’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) July 11, 2008, and to the full text of the form of Voting Agreement, which is filed as Exhibit 99.2 hereto, each of which is incorporated herein by reference.

(c) Not applicable.

(d) If the Merger is consummated, Merger Sub I will merge with and into Reliant and then Reliant will merge with and into Merger Sub II, a wholly-owned subsidiary of Thermage.  Three individuals serving on the Reliant board of directors immediately prior to the effective time of the Merger will, upon consummation of the Merger, be appointed to the Thermage board of directors until each of their successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the surviving corporation. Upon consummation of the Merger, Leonard DeBenedictis will become an officer of Thermage, joining the officers of Thermage immediately prior to the effective time of the Merger until each of their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

(e) If the Merger is consummated, Thermage will issue shares of its common stock to stockholders of Reliant pursuant to the Merger Agreement.
(f) Upon consummation of the Merger, Merger Sub I will merge with and into Reliant and then Reliant will merge with and into Merger Sub II, a wholly-owned subsidiary of Thermage.
(g) Not applicable.
(h) Not applicable.
(i) Not applicable.

(j) Other than as described above, Reliant currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Reliant reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) – (b) Reliant does not directly own any outstanding shares of Thermage common stock.  By reason of the execution and delivery of the Voting Agreements, however, Reliant may be deemed to be the beneficial owner of 9,129,599 shares, representing approximately 38.0% of the outstanding common stock of Thermage.

Schedule B to this Schedule 13D sets forth, to the best of Reliant’s knowledge, the following information for those persons with whom Reliant shares the power to vote or to direct the vote or to dispose or to direct the disposition of the Voting Shares:  the name, address, and principal occupation or employer, of such person.  To Reliant’s knowledge, all of the persons listed on Schedule B to this Schedule 13D are citizens of the United States.

During the last five years, to the knowledge of Reliant, no person named on Schedule B attached hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Except for the execution and delivery of the Merger Agreement and Voting Agreements, Reliant has not, and to Reliant’s knowledge, none of the executive officers and directors of Reliant has, engaged in any transaction in Thermage common stock during the past 60 days.

(d) To Reliant’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Shares.
(e) Not applicable.

References to, and descriptions of, the Merger Agreement and Voting Agreements in this Item 5 are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibit 2.1 to Thermage’s current report on Form 8-K filed with the SEC July 11, 2008 and Exhibit 99.2 hereto, respectively, and which are incorporated by this reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Reference is made to the response to Item 4 above, which is incorporated herein by reference.

Other than as provided in the Merger Agreement and the Voting Agreements and as otherwise referred to or described in this report, to the knowledge of Reliant, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Thermage, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
	Exhibit No.	Description
99.1

Agreement and Plan of Merger and Reorganization, dated as of July 7, 2008, by and among Reliant Technologies, Inc., Thermage, Inc., Relay Acquisition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Thermage, and with respect to Articles VIII and X only, Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent(1)

99.2

Form of Voting Agreement dated as of July 7, 2008, executed by each of Stephen J. Fanning, Harold L. Covert, Edward W. Knowlton, M.D., Cathy L. McCarthy, Marti Morfitt, Mark Sieczkarek, John F. Glenn, Clint Carnell, Sherree L. Lucas, William Brodie, Cherry Hu, H. Daniel Ferrari, Douglas W. Heigel, Dragan D. Nebrigic, Gary L. Wilson, Sharon Thompson, entities affiliated with Essex Woodlands Health, entities affiliated with Technology Partners, entities affiliated with Morgenthaler Partners, entities affiliated with Draper Fisher Jurvetson ePlanet Ventures L.P., and entities affiliated with Institutional Venture Partners, and Reliant Technologies, Inc.

(1) Incorporated herein by reference to Exhibit 2.1 to Thermage, Inc.’s current report on Form 8-K (File No. 001-33123), as filed with the SEC on July 11, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2008
Date
RELIANT TECHNOLOGIES, INC. /s/ Andrew H. Galligan
Signature
Andrew H. Galligan, Chief Financial Officer
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule A

Directors and Executive Officers of Reliant Technologies, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Reliant Technologies, Inc.  Except as indicated below, the business address of each person is c/o Reliant Technologies, Inc., 464 Ellis Street, Mountain View, CA 94043.

BOARD OF DIRECTORS

Name	Position
Eric Stang	Director, President and Chief Executive Officer, Reliant Technologies, Inc.

Leonard DeBenedictis	Director and Chief Technology Officer, Reliant Technologies, Inc.

Henry E. Gauthier	Chairman and Director

Maynard A. Howe, Ph.D.	Director
Chief Executive Officer, Stemedica Cell Technologies, Inc.

William T. Harrington, M.D.	Director
Partner, Three Arch Partners

Robert J. Zollars	Director
Chairman and Chief Executive Officer of Vocera Communications

Steven Mendelow	Director
Financial Analyst and Principal, Konigsberg, Wolf and Company

Robert J. Quillinan	Director

Glen D. Nelson, M.D.	Director

EXECUTIVE OFFICERS

Name	Title
Eric B. Stang	President and Chief Executive Officer
Leonard C. DeBenedictis	Chief Technology Officer
Andrew H. Galligan	Chief Financial Officer
Jeffrey S. Jones	Chief Operating Officer
Keith J. Sullivan	Vice President of Sales

Schedule B

Persons with whom Reliant Technologies, Inc. shares voting power

Name and Title	Employer	Business Address
Entities affiliated with Essex Woodlands Health		21 Waterway Ave, Suite 225
Ventures		The Woodlands, TX 77380

Entities affiliated with Technology Partners		555 University Ave.
Palo Alto, CA 94013

Entities affiliated with Morgenthaler Partners		50 Public Square, Suite 2700
Cleveland, OH 44113

Entities affiliated with Draper Fisher Jurvetson		2882 Sand Hill Road, Suite 150
ePlanet Ventures L.P.		Menlo Park, CA 94025

Entities affiliated with Institutional Venture		3000 Sand Hill Road
Partners		Menlo Park, CA

Stephen J. Fanning	Thermage, Inc.	c/o Thermage, Inc.
Chairman, President and Chief Executive Officer,		25881 Industrial Boulevard
Thermage, Inc.		Hayward, California 94545

Harold L. Covert		c/o Thermage, Inc.
Director, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

Edward W. Knowlton, M.D.		c/o Thermage, Inc.
Director, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

Cathy L. McCarthy		c/o Thermage, Inc.
Director, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

Marti Morfitt		c/o Thermage, Inc.
Director, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

Mark Sieczkarek		c/o Thermage, Inc.
Director, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

John F. Glenn	Thermage, Inc.	c/o Thermage, Inc.
Chief Financial Officer, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

Clint Carnell	Thermage, Inc.	c/o Thermage, Inc.
Chief Operating Officer, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

William Brodie	Thermage, Inc.	c/o Thermage, Inc.
Vice President, U.S. Sales, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

H. Daniel Ferrari	Thermage, Inc.	c/o Thermage, Inc.
Vice President, Business and Financial Planning,		25881 Industrial Boulevard
Thermage, Inc.		Hayward, California 94545

Douglas W. Heigel	Thermage, Inc.	c/o Thermage, Inc.
Vice President, Operations, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

Cherry Hu	Thermage, Inc.	c/o Thermage, Inc.
Vice President, Principal Accounting Officer and		25881 Industrial Boulevard
Corporate Controller, Thermage, Inc.		Hayward, California 94545

Sherree L. Lucas	Thermage, Inc.	c/o Thermage, Inc.
Vice President, Marketing, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

Dragan D. Nebrigic	Thermage, Inc.	c/o Thermage, Inc.
Vice President, Research & Development,		25881 Industrial Boulevard
Thermage, Inc.		Hayward, California 94545

Sharon Thompson	Thermage, Inc.	c/o Thermage, Inc.
Vice President, Quality and Regulatory Affairs,		25881 Industrial Boulevard
Thermage, Inc.		Hayward, California 94545

Gary L. Wilson	Thermage, Inc.	c/o Thermage, Inc.
Vice President, International Sales, Thermage, Inc.		25881 Industrial Boulevard
Hayward, California 94545

EXHIBIT INDEX

Exhibit No.	Description
99.1

Agreement and Plan of Merger and Reorganization, dated as of July 7, 2008, by and among Reliant Technologies, Inc.,  Thermage, Inc., Relay Acquisition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Thermage, and with respect to Articles VIII and X only, Steven Mendelow as Securityholder Representative and U.S. Bank National Association as Escrow Agent (1)

99.2

Form of Voting Agreement dated as of July 7, 2008, executed by each of Stephen J. Fanning, Harold L. Covert, Edward W. Knowlton, M.D., Cathy L. McCarthy, Marti Morfitt, Mark Sieczkarek, John F. Glenn, Clint Carnell, Sherree L. Lucas, William Brodie, Cherry Hu, H. Daniel Ferrari, Douglas W. Heigel, Dragan D. Nebrigic, Gary L. Wilson, Sharon Thompson, entities affiliated with Essex Woodlands Health, entities affiliated with Technology Partners, entities affiliated with Morgenthaler Partners, entities affiliated with Draper Fisher Jurvetson ePlanet Ventures L.P., and entities affiliated with Institutional Venture Partners, and Reliant Technologies, Inc.

(1) Incorporated herein by reference to Exhibit 2.1 to Thermage, Inc.’s current report on Form 8-K (File No. 001-33123), as filed with the Securities and Exchange Commission on July 11, 2008.